Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

September 7, 2012

Ms. Loan Lauren P. Nguyen Special Counsel U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	CIS Acquisition Ltd. Amendment No. 2 to the Registration Statement on Form F-1 Filed May 25, 2012 File No. 333-180224

Dear Ms. Nguyen:

On behalf of our client, CIS Acquisition Ltd., a British Virgin Islands corporation (the “Company”), we hereby provide responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated June 11, 2012 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-180224) (the “Registration Statement”) and addressed to Mr. Danilitskiy. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 3 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Amended F-1.

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A limited liability partnership including professional corporations

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission September 7, 2012 Page 2

General

1.	We note your response to our prior comment 2 in our letter dated April 16, 2012. When available, please provide us with any documentation you receive from NASDAQ regarding your application and structure. To the extent your structure does not meet the applicable listing standards, please revise your document accordingly.

COMPANY RESPONSE: In response to comments received from NASDAQ, the Company has elected not to engage in the 15% repurchase program previously included in its offering documents.

Prospectus Summary, page 2

2.	We note your response to prior comment 1. Please revise the third sentence of the fifth paragraph on page 2 and the third sentence of the third paragraph on page 68 to clarify that you may take advantage of the extended transition period until you are no longer an emerging growth company or affirmatively and irrevocably “opt out” of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended.

COMPANY RESPONSE: In response to Staff’s comments, the Company has revised its disclosure on pages 2, 42 and 66 of the Amended F-1 to clarify that the Company may utilize the extended transition period until it is either no longer an emerging growth company or it affirmatively and irrevocably “opts out” of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended.

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Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission September 7, 2012 Page 3

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP